QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.3

PACCAR AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PURSUANT TO SEC REPORTING REQUIREMENTS
(Thousands of Dollars)

	Year ended December 31
	2000	1999*	1998*	1997*	1996*
FIXED CHARGES
Interest expense
PACCAR and Subsidiaries (1)	$249,174	$188,290	$165,047	$146,913	$131,807
Portion of rentals deemed interest	13,217	17,749	14,554	7,138	5,928

TOTAL FIXED CHARGES	$262,391	$206,039	$179,601	$154,051	$137,735

EARNINGS
Income before taxes — PACCAR and Subsidiaries (2)	$665,113	$923,137	$653,037	$534,723	$312,925
FIXED CHARGES	262,391	206,039	179,601	154,051	137,735

EARNINGS AS DEFINED	$927,504	$1,129,176	$832,638	$688,774	$450,660

RATIO OF EARNINGS TO FIXED CHARGES	3.53x	5.48x	4.64x	4.47x	3.27x

*
The years ended December 31, 1999, 1998, 1997 and 1996, respectively, PACCAR and Subsidiaries Computation of Ratio of Earnings to Fixed Charges Pursuant to SEC Reporting Requirements has been restated to reflect the business combination described in Item 1.

(1)
Exclusive of interest paid to PACCAR.

(2)
Includes before-tax earnings of wholly owned subsidiaries.

QuickLinks

PACCAR AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PURSUANT TO SEC REPORTING REQUIREMENTS (Thousands of Dollars)